1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2023
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 9, 2023	By	/s/ Wendell Huang

Wendell Huang

Vice President,
Chief Financial Officer

TSMC Board of Directors Meeting Resolutions
HSINCHU, Taiwan, R.O.C., May 9, 2023 – TSMC (TWSE: 2330, NYSE: TSM) today held a meeting of the Board of Directors, which passed the following resolutions:
1.Approved the distribution of a NT$3.00 per share cash dividend for the first quarter of 2023, and set September 20, 2023 as the record date for common stock shareholders entitled to participate in this cash dividend distribution, and the ex-dividend date for the common shares shall be September 14, 2023. As required by Article 165 of Taiwan’s Company Law, the shareholders’ register shall be closed for five days prior to the record date (September 16 through September 20, 2023) for registration transfer, and the dividend will be paid on October 12, 2023. In addition, the ex-dividend date for TSMC American Depositary Shares (ADSs) will be September 14, 2023. The record date for TSMC ADSs entitled to participate in this cash dividend distribution will be September 15, 2023.
2.Approved capital appropriations of approximately US$366.1 million for the purpose of fab construction and installation of fab facility systems.
3.Approved the issuance of unsecured corporate bonds in the domestic market for an amount not to exceed NT$60 billion to finance TSMC’s capacity expansion and/or pollution prevention related expenditures.
4.Approved TSMC’s “Corporate Governance Guidelines”.
5.Approved the promotion of Fab Operations I Fab 18A Senior Fab Director Mr. Ray Chuang to Vice President.
About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.
TSMC deployed 288 distinct process technologies, and manufactured 12,698 products for 532 customers in 2022 by providing broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Baker Li Public Relations Tel: 886-3-5636688 ext.7125037 Mobile: 886-988-932-757 E-Mail: baker_li@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the major financials for the three months ended March 31, 2023 approved by the TSMC Board of Directors. All figures were prepared in accordance with TIFRS on a consolidated basis.

(Reviewed; in NT$ thousands, except for EPS)

Comprehensive Income Statements Items (for the three months ended March 31, 2023)
Net sales	508,632,973
Gross profit	286,500,392
Income from operations	231,238,157
Income before tax	244,274,931
Net income	206,949,036
Net income attributable to shareholders of the parent	206,986,561
Basic EPS (NT$)	7.98

Balance Sheets Items (as of March 31, 2023)
Total assets	5,045,844,348
Total liabilities	1,952,946,750
Equity attributable to shareholders of the parent	3,078,233,958